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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the Month of February 2005

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X          Form 40-F
                                 ---                     ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                         Yes                     No   X
                              ---                    ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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ISSUANCE OF HYBRID TIER 1 SECURITIES BY SHINHAN BANK

On February 7, 2005, Shinhan Bank, one of our major banking subsidiaries, decided to issue Hybrid Tier 1 Securities (the "Securities") in the aggregate principal amount of USD 300,000,000. The Securities will be issued with a maturity of 30 years. The issuance date has not been decided yet. The following is a detailed summary of terms and conditions of the issuance of the Securities. Once issuance is completed, specific terms and conditions will be disclosed accordingly.


1.  Issuer            :  Shinhan Bank
2.  Issue Type        :  Hybrid Tier 1 Securities
3.  Amount            :  Maximum USD 300 Million
4.  Underwriters      :  Merrill Lynch, Barclays, and BNP Paribas
5.  Issue price       :  to be decided
6.  Redemption price  :  to be decided
7.  Trade Date        :  to be decided
8.  Issue Date        :  to be decided (scheduled to be early March)
9.  Maturity          :  30 years
10. Repayment         :  Bullet repayment on final maturity or call date
11. Early Redemption  :  The issuer has the right to call the Securities annually commencing from the 10 year anniversary of the issue date.
12. Interest          :  to be decided (approximately of 10 Year Treasury + 2.0%)
13. Interest payment  :  Semiannually for 10 years from the issue date and quarterly thereafter.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            SHINHAN FINANCIAL GROUP CO., LTD.


                                            By  /s/ Byung Jae Cho
                                            -----------------------------------
                                            Name:  Byung Jae Cho
                                            Title: Chief Financial Officer


Date : February 14, 2005